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                                                                  Exhibit (a)(2)

FROM:     Janice Ramsey, Vice President of Human Resources
SUBJECT:  OFFER TO EXCHANGE OPTIONS
DATE:     May 11, 2001

IMPORTANT NEWS -- Please read immediately!

I am pleased to announce that the Board of Directors of Tut Systems, Inc. ("Tut") has decided to offer all eligible employees who hold stock options outstanding under the Tut Systems, Inc. 1992 Stock Plan (the "1992 Stock Plan"), the Tut Systems, Inc. 1998 Stock Plan (the "1998 Stock Plan") and the Tut Systems, Inc. 1999 Nonstatutory Stock Option Plan (the "1999 Nonstatutory Stock Option Plan") the opportunity to exchange their outstanding stock options ("Old Options") for the promise to grant new options ("New Option(s)") to be granted in the future under the 1998 Stock Plan and the 1999 Nonstatutory Stock Option Plan. Participation by each eligible option holder is, of course, voluntary.

We are making the offer upon the terms and conditions described in the enclosed Offer to Exchange, this memorandum, the Election Form, the Notice to Change Election From Accept to Reject and the Promise to Grant New Option. Please read these documents carefully before you make any decisions regarding the offer. We also strongly encourage you to consult your tax and financial advisors before making any decision about the offer.

If you elect to participate in this exchange, you must make your election by completing and returning the enclosed Election Form during the period beginning on May 11, 2001 and ending at 12:00 midnight, New York City time, June 8, 2001, unless extended by us (the "Expiration Date"). If you turn in the Election Form after this date, it will not be accepted, or if you fail to turn it in, you will be deemed to have elected not to accept the offer. Tut will e-mail a
                          ---
confirmation of receipt within 48 hours of receiving your Election Form (this receipt does not constitute acceptance of the options for exchange).

The main features of the offer include the following:

 .    You are eligible to participate in this exchange if you are an employee of
     Tut or one of our U.S. subsidiaries through the Expiration Date. However, members of the Board of Directors, executive officers and vice-presidents of Tut and employees receiving Workers' Adjustment and Retraining Notification (WARN) Act pay are not eligible to participate.
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 .    If you elect to cancel an Old Option, it must be cancelled in its entirety.
     Also, if you elect to cancel an Old Option, all Old Options granted since December 11, 2000 must also be cancelled. All cancelled grants will be replaced with a Promise to Grant New Option to be granted at least six months and two days from the date the Old Options are cancelled (a "Promise to Grant New Option"). We expect to grant the New Options on December 13, 2001, unless the offer is extended by us, in which case the New Options will be granted on the first business day that is at least six months and two days from the date that we cancel the Old Options accepted for exchange.

 .    Employees electing to cancel Old Options pursuant to this offer will not be eligible for any option grants until December 13, 2001 at the earliest.

 .    Once your Old Options are cancelled, you will not be able to exercise your
     Old Options, even if you terminate employment and do not receive a New Option.
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 .    The New Option will be for the same number of shares (split-adjusted) as your Old Option, less any exercised shares.

 .    All New Options will be the same type of options as your Old Options, to the extent allowed by law.

 .    The New Options will be granted under the 1998 Stock Plan and the 1999
     Nonstatutory Stock Option Plan, as determined by the Board of Directors in their sole discretion.

 .    The exercise price of the New Option will be equal to the fair market value on the day we grant the New Option, expected to be December 13, 2001. "Fair market value" is the closing price of Tut's common stock on Nasdaq for the last market trading day prior to the date of grant (expected to be December 12, 2001). This price may be higher, or lower, or the same as the exercise price of your option to be cancelled. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the Old Options.

 .    The New Options will be subject to vesting as follows: (a) all shares equal to the number of shares that were fully vested under the cancelled option on the Expiration Date will be fully vested, (b) all shares equal to the number of unvested shares under the cancelled option on the Expiration Date that would have been fully vested on the date the New Options are granted (at least six months and two days from the date the options are cancelled) will be fully vested, and (c) all remaining unvested shares will vest ratably each month, beginning on the date the new option is granted and ending on the date that is at least twelve months prior to the date that the cancelled option would have been fully vested. In other words, the vesting schedule for each new option will be shortened by approximately twelve months.

 .    If your employment with Tut or one of our U.S. subsidiaries terminates voluntarily OR involuntarily prior to the date the New Options are granted (expected to be December 13, 2001), you will not receive a New Option.

 .    The terms of each New Option will be subject to the plan from which new option is granted (the 1998 Stock Plan or the 1999 Nonstatutory Stock Option Plan) and a new option agreement between Tut and you.

If you have any questions concerning the offer to exchange, please don't hesitate to call Bill Radtke at (925) 201-4212 or Human Resources at (925) 201-4507.



       This offer is not a guarantee of employment for any period. Your employment with Tut and our subsidiaries remains "at will" and may be terminated at any time by either you or Tut (or one of Tut's subsidiaries, as applicable), with or without cause or notice, subject to the provisions of local law.